Skogn

RECEIVED

FILE No.: 82-5226

Skogn, 25 January 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

BEST AVAILABLE COPY

08000760

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Company press release "Norske Skog makes forward-looking investment in timber-based biofuel", dated 21 December, 2007*

(2) *Company press release "Five-year delivery agreement reached with Norwegian forest owners", dated 21 December, 2007*

(3) *Company press release "Telephone conference 4 January, 2008" – (Extraordinary General Meeting), dated 2 January, 2008*

(4) *Presentation material used at the telephone conference 4 January, 2008, dated 4 January 2008*

(5) *Company press release "Change of venue for extraordinary general meeting", dated 8 January, 2008*

(6) *Company press release "The election committees recommendation to the extraordinary general meeting in Norske Skog, dated 9 January, 2008*

(7) *Company press release (after the EOGM) "Extraordinary general meeting in Norske Skogindustrier ASA", dated 10 January, 2008*

(8) *Translated Minutes from the Extraordinary General Meeting, dated 23 January, 2008*

(9) *Company press release "Depreciation and changes in value of energy contracts in 2008", dated 23 January, 2008*

(10) *Company press release "Currency effects etc in the fourth quarter of 2007", dated 23 January, 2008*

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

dlw 2/19

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA

NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

(11) *Company press release " Clarification of write-downs in the accounts of Q4, 2007", dated 23 January, 2008.*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Norske Skog makes forward-looking investment in timber-based biofuel

Norske Skog will, in cooperation with the Norwegian forest owners, establish a joint venture to develop and produce wood-based biofuel. A prototype facility for biodiesel will be built in connection with Norske Skog Follum at Hønefoss.

"I consider this a very exciting and future-oriented project which will open up new opportunities for Norske Skog," says chief executive Christian Rynning-Tønnesen.

The new the company will be jointly owned by Norske Skog (60 per cent) and the forest owner cooperatives (40 per cent), and will be established with equity of NOK 30 million.

"We have processing industry competence and a good infrastructure at Norske Skog Follum. In addition, the mill has a central location with good access to wood," says Rynning-Tønnesen.

Norske Skog aims to establish full-scale biodiesel production. Such a plant will require 1-1.5 million cubic meter of wood per year and will produce 65 000 - 100 000 tonnes of biodiesel, corresponding to 4-6 per cent of Norway's overall consumption of diesel in the transport sector. The long-term objective is to develop a global enterprise in biodiesel production and sale.

The investment in a prototype for biodiesel production at Follum is estimated at NOK 100 - 200 million. Further capitalisation will be decided at a later date.

The agreement is subject to approval by the board of directors of the companies involved.

Oxenøen, 21 December 2007

Norske Skog
Corporate communications

Five-year delivery agreement reached with Norwegian forest owners

WoodLog, a jointly owned purchasing company owned by Norske Skog and Södra, has entered into a five-year framework agreement with Norwegian forest owner cooperatives for the delivery of timber.

The agreement entails annual deliveries of spruce pulpwood at the same level as in 2007/2008 to the Norske Skog's mills in Norway.

"This is a good agreement for Norske Skog. We have succeeded in ensuring that sufficient amounts of wood will be delivered to our mills in Norway in an international market characterised by an ever increasing demand for timber. The agreement provides predictability compared with buying some of this timber in the international spot market," says chief executive Christian Rynning-Tønnesen.

Local deliveries, and thus shorter transport routes for the timber, have positive effects for both cost levels and the environment.

Agreements on specific deliveries will be entered into between the individual forest owner cooperatives WoodLog.

The agreement is subject to approval by the board of directors of the companies involved. In addition, the agreement is subject to approval of the annual general meeting in Norske Skog.

Oxenøen, 21 December 2007

Norske Skog
Corporate communications

Telephone conference

An extraordinary general meeting in Norske Skogindustrier ASA has been scheduled for 10 January 2008 at 14:00 CET, as requested by one of the company`s shareholders. In order to ensure that all shareholders have the same information about Norske Skog`s strategy and prioritisations, the company will hold a telephone conference on Friday, 4 January 2008, from 13:30-14:30 CET.

In this telephone conference, chairman of the board Kim Wahl, and CEO Christian Rynning-Tønnesen will explain the company`s strategy with particular focus on restructuring, profitability improvements, business development, investments and financing. It will also be possible for shareholders to ask questions during the telephone conference.

A presentation for use in the telephone conference will be published on the company`s website www.norskeskog.com as well as via the Oslo Stock Exchange from 08:00 CET on 4 January 2008.

Telephone number (Norway): 800 19 641
Telephone number (international): +44 (0)20 7138
0845
Conference ID: 7735047

The telephone conference will be conducted in English.

Oxenøen, 31 December 2007

Norske Skog
Corporate communications

04.01.2008

Presentation - Today`s conference call

Norske Skog will arrange a conference call for the financial markets today at 13.30 CET. The presentation which will be used in this event is enclosed.

Oxenøen, 4 January, 2008

Norske Skog
Corporate Communication

Strategic focus and long term value creation

Conference call, 4 January 2008

Norske Skog

Norske Skog conference call

Speakers



Kim Wahl
Chairman of the board



Christian Rynning-Tønnesen
CEO and president

Details

4 January 2008 13:30-14:30 CET

Live conference:
Norway Toll Free: 800 19641
UK Toll: +44 (0)20 7138 0845
Conference ID: 7735047

Replay:
International Dial In: +44 (0) 1452 55 00 00
UK Free Call Dial In: 0800 953 1533
Encore Replay Access Number: 7735047#

Also attending:

Jarle Langfjæran (conference host)
Vice president investor relations
Phone: +47 909 78 434

Andreas Enger
CFO

Tom Bratlie
Vice president corporate communications

Norske Skog's key strengths

- Large international player with multi-regional presence
  - Restructuring in mature markets
  - Expansion in growth markets
  - Balanced raw material base


Skogn
Follum
Saugbrugs
Walsum
Steti
Bruck
Golbey
Chongwon
Hebei
Shanghai
MNI (34%)
Albury
Boyer
Tasman
Bio Bio

Norske Skog

Cash generation and debt reduction

- Good cash generation in a demanding market
- Improved debt maturity profile and comfortable headroom to covenants
- Cautious capital spending profile
  - NOK 1.6 billion in capex frame for 2008
- Potential for property divestments in 2008 (NOK 0.5 – 1 billion)
- Evaluating total asset portfolio for further divestment opportunities
- Continued commitment to reduce debt

Create value in mature markets

- Active capacity management and consolidation in the mature European publication paper industry
- Reduce Norske Skog's newsprint capacity in Europe by 300 000-400 000 tonnes in 2008
- Secure access to raw material and other input factors at favourable cost

Create value in growth markets - Asia

- Participate in strong Asian market growth
  - Annual growth approx 5% (ex Japan)
- Seek consolidation opportunities in China
  - Improve market balance
- Evaluate an IPO (initial public offering) of a combined Asian business
  - Demonstrate the values of the Asian portfolio



The Hebei mill in China.

Create value in growth markets – South America

- Complete Pisa PM 2
  - Low cost investment
  - 200 000 tonnes new capacity in import region
  - Cost competitive supply to attractive local market
  - Long term raw material contracts
- Develop growth options in low-cost fibre region



Norske Skog Pisa in Brazil

On-going operational initiatives

- Global asset review
  - All mills and paper machines under review
  - Commitment to capacity management in all regions
- Continued focus on profit improvements
  - Broad range of cost reduction initiatives on track
  - Taking advantage of best operating practises globally



Norske Skog Golbey in France

Develop new business based on present strengths

- Develop bio-energy technology
  - Build bio-fuel pilot plant in Norway
  - Establish full scale bio-fuel production in Norway
  - Roll-out technology in low-cost fibre regions
- Explore other options for higher value-added conversion of forest biomass
- Exploit global scale to establish recovered paper sourcing and trading business



BTL - Biomass to liquids

Summary

- Well positioned for long term value creation
  - Capacity management and consolidation in Europe
  - Participation in Asian market growth and restructuring
  - Enhanced market position in South America
- Committed to strengthening the balance sheet

Strategic focus and long term value creation

Conference call, 4 January 2008

Norske Skog

Change of venue for extraordinary general meeting

As earlier announced, Norske Skogindustrier ASA will arrange an extraordinary general meeting on 10 January, at 14.00 CET.

Due to strong interest and many people attending, it is decided to move the meeting from Norske Skog`s own premises to Vika Kino, Ruseløkkveien 14 (next to the Concert Hall - Konserthuset), in Oslo.

More information is available on www.norskeskog.com.

Oxenøen, 8 January 2008

Norske Skog
Corporate communications

The election committees recommendation to the extraordinary general meeting in Norske Skog

The election committee`s recommendation to the extraordinary general meeting in Norske Skogindustrier ASA on 10 January 2008 is attached to this release.

Oxenøen, 9 January 2008

Norske Skog
Corporate communications

The election committee's recommendation to the extraordinary general meeting in Norske Skog

The election committee of Norske Skog is appointed pursuant to the articles of association. Pursuant to the articles, it will comprise the chair of the corporate assembly and three members elected by the general meeting for one year at a time. The election committee consists of Helge Evju (chair), Idar Kreutzer, Ole H. Bakke and Gunn Wærsted. Wærsted is not a member of the corporate assembly.

The election committee has sought advice from the largest Norwegian and foreign shareholders concerning candidates for the board and corporate assembly and possible other considerations of significance for the election committee's work. Based on this, the election committee has had dialogue with a list of shareholders.

The shareholder Unionen AS has requested that an extraordinary general meeting be held. The same shareholder has proposed two alternative candidates as members of the corporate assembly and one as member of the election committee.

The election committee believes the threshold for making changes in the governing bodies of the company at other occasions than the regular general meeting should be high.

In the period leading up to the regular general assembly in April 2008, the election committee will pursue a broad and thorough dialogue with the company's shareholders about candidates for the company's governing bodies.

Recommendation:

The election committee recommends that the extraordinary general assembly maintain the present composition of the corporate assembly and the election committee of Norske Skogindustrier ASA.

Oxenøen, 9 January 2008

Helge Evju
Chair, (Sign)

Idar Kreutzer	Ole H. Bakke	Gunn Wærsted
Deputy chair, (Sign)	(Sign)	(Sign)

Extraordinary general meeting in Norske Skogindustrier ASA

The extraordinary general meeting in Norske Skogindustrier was held to day. On the Agenda was election of members to the corporate assembly and election of three members to the election committee.

The extraordinary general assembly supported the motion from the election committee and there were no new members elected to the corporate assembly or the election committee.

Protocol form the extraordinary general assembly will be sent Oslo Børs at a later date.

Oksenøen, 10th January 2008

NORSKE SKOGINDUSTRIER

Investor relations

MINUTES
FROM THE EXTRAORDINARY
GENERAL MEETING IN
NORSKE SKOGINDUSTRIER ASA

On 10 January 2008 at 14.00 hrs, an extraordinary general meeting in Norske Skogindustrier ASA was held at Vika Kino, Ruseløkkveien 14, 0251 Oslo.

Item 1 The chair of the corporate assembly convenes the meeting, and the attending shareholders are registered

The general meeting was presided over by the chair of the corporate assembly, Helge Evju, according to Section 8 of the bylaws. Attending board members were Kim Wahl (chair of the board), Øivind Lund, Ingrid Wiik, Giséle Marchand, Halvor Bjørken, Kari Broberg, Kåre Leira, Stein Roar Eriksen and Trond Andersen. Attending election committee members were Helge Evju (chair), Idar Kreutzer and Ole H. Bakke. Gunn Wærsted was unable to attend. The company's auditor, Erling Elsrud, was also present. In addition, the group chief executive officer and members of the corporate management were present.

233 shareholders and nominated representatives of shareholders were present, representing 111,562,609 shares out of a total of 189,345,626 voting shares, corresponding to 58.93 per cent of the total number of voting shares. The register of represented shares is enclosed with the minutes as Appendix 1.

Resolved:
The general meeting adopted the register of represented shareholders as prepared by the convener of the meeting.

26.950.308 shares had issued proxies with a mandate to refrain from voting.

Item 2 Election of two persons to sign the minutes

The chair of the meeting proposed that Erik A. Dahl and Harald Bjerge should be elected to sign the minutes along with the chair of the meeting. No other proposals were put forward.

Resolved:
Erik A. Dahl and Harald Bjerge were elected to sign the minutes along with the chair of the meeting.

Item 3 Approval of notice and proposed agenda

As a result of an extraordinarily high number of shareholders having registered to attend the general meeting, it became necessary to move the meeting from the company's premises in Oksenøyveien 80, 1324 Lysaker in Bærum Municipality, to a larger venue in Oslo. Item 8 of the company's bylaws allows holding the general meeting in Oslo.

Unionen AS, which represents more than 5 per cent of the share capital, had, in writing, pursuant of Section 5-7 (2) of the Public Limited Liability Companies Act, demanded that the following matters be considered:

1 – Election of members to the corporate assembly

2 – Election of members to the election committee

The chair of the meeting proposed that Items 4 and 5 be debated as one, but that the items be voted over separately. No other proposals were made for how to consider the items, and the general meeting noted the chair of the meeting's proposal.

Resolved:
The general meeting approved the notice, meeting premises, agenda and methods of treatment of Items 4 and 5.

The general meeting was then duly called to order.

Item 4 Election of members and deputy members to the corporate assembly

The chair of the election committee, Helge Evju, gave an account of the election committee's recommendation. A unanimous election committee recommended that the extraordinary general meeting should keep the present composition of the corporate assembly in Norske Skogindustrier ASA. Petter Stordalen and Øystein Stray Spetalen gave an account of Unionen's view of the matter.

On behalf of the shareholder Unionen AS, Ove Gusevik presented a proposal to elect Uta Stoltenberg and Jan Grini as members of the corporate assembly to replace respectively Birgitta Rødstøl Næss and Turid Fluge Svenneby. No other proposals were put forward.

Resolved:

No changes are made in the composition of the corporate assembly, and the shareholder-elected members and deputy members of the corporate assembly shall continue with their present terms of office.

Members:

Idar Kreutzer	(2009)
Helge Evju	(2009)
Emil Aubert	(2008)
Ole H. Bakke	(2008)
Øyvind Birkeland	(2009)
Ann Kristin Brautaset	(2009)
Kirsten C. Idebøen	(2009)
Birgitta Rødstøl Næss	(2008)
Christian Ramberg	(2008)
Tom Ruud	(2008)
Turid Fluge Svenneby	(2009)
Halvard Sæther	(2008)

Deputy members:

1.	Svein Haare	(2008)
2.	Hege Huse	(2008)
3.	Kjersti Narum	(2008)
4.	Siv F. Christensen	(2008)

Number of votes in favour of Unionen AS' proposal: 18,454,879 shares

Number of votes against Unionen AS' proposal: 92,286,038 shares

Abstentions: 821,692 shares

Item 5 Election of 3 members to the election committee

The chair of the election committee gave an account of the election committee's recommendation. A unanimous election committee recommended that the extraordinary general meeting should keep the present composition of the election committee in Norske Skogindustrier ASA. On behalf of the shareholder Unionen AS, Ove Gusevik presented a proposal to elect Petter Stordalen as a member of the election committee to replace Ole H. Bakke.

No other proposals were put forward.

Resolved:

No changes are made in the composition of the election committee, and the shareholder-elected members shall continue with their present terms of office.

This means that Idar Kreutzer, Ole H Bakke and Gunn Wærsted continue as elected members of the election committee, in addition to the chair of the corporate assembly, Helge Evju.

Number of votes in favour of Unionen AS' proposal: 18,454,879 shares
Number of votes against Unionen AS' proposal: 92,286,038 shares
Abstentions: 821,692 shares

No further item had been put forward for consideration and the meeting was adjourned at 16.00 hrs.

Oslo, 10 January 2008

----------------------------	----------------------------	----------------------------
Helge Evju	Erik A. Dahl	Harald Bjerge
(Sign)	(Sign)	(Sign)

Announcement to the Oslo Stock Exchange

Depreciation and changes in value of energy contracts in 2008

As a result of changed useful life assessments and write-downs made in the fourth quarter of 2007, annual depreciation in 2008 will be reduced by about NOK 50 million. This is allocated as follows in the various segments:
For European newsprint, depreciation is reduced by about NOK 60 million as a result of changed useful life assessments, mostly shorter remaining useful life for Skogn and an increase in remaining useful life for other mills. For European magazine paper, depreciation is reduced by about NOK 185 million as a result of write-downs at the Norwegian mills. In Asia, depreciation is increased by about NOK 155 million, in Australasia there is an increase of about NOK 45 million, while there is a reduction in South America of about NOK 5 million.

The above figures are based on currency exchange rates as at year end.

In the fourth quarter of 2007, the group's energy contracts in Norway were recorded in the accounts at actual value and recognised as income with about NOK 4.5 billion. All other factors being equal, this amount will be booked as cost over the years 2008 – 2020. The amount in the individual quarter will vary among other things as a result of changes in forward prices. Norske Skog will communicate this effect on the result every quarter, as has previously been done for the result effect from built-in derivatives. The amount has no cash effect and will be included in the group's income statement under IFRS, but will not be included in the underlying operating result of the individual segments.

Oxenøen, 23 January 2007

NORSKE SKOG

Investor Relations

Announcement to the Oslo Stock Exchange
Currency effects etc in the fourth quarter of 2007

Norske Skog's accounts for the fourth quarter of 2007 will be made public on Thursday 7 February at 0800 CET.

A webcasted presentation will be held at the company's premises at 1300 hrs. on the same date. More information about this event will be published on Norske Skog's webpage www.norskeskog.com.

The silent period preceding the presentation will start on Friday 25 January.

Fourth quarter operating result

The underlying operating result before special items is somewhat lower than in the third quarter. The main causes of this are the implemented production curtailments which have had a negative effect on the result of about NOK 30 million, and the effect of a stronger Norwegian currency, which has had a negative effect of about NOK 20 million.

The effect on the result of energy hedging and currency effects under financial items

The net effect on the result of energy hedging related to Norske Skog's energy contracts is a gain of about NOK 450 million in the fourth quarter. This gain consists of unrealised changes in value on long-term energy contracts in Norway and Brazil, related to embedded derivatives. The amount is included in the operating result, but is excluded from the segment results and has no cash effect.

Total currency effects included under financial items amount to a gain of about NOK 25 million.

Norske Skog's trade-weighted currency basket ("The Norske Skog index") had an average value of 82.3 in the fourth quarter of 2007, compared with 84.8 in the third quarter of 2007 and 90.1 in the fourth quarter of 2006. The final value of the index was 81.7 as of 31 December 2007 against 81.3 as of 30 September 2007. The index starts at 1 January 2002.

Recognising energy contracts as income and write down of fixed assets
Reference is made to the stock exchange announcement dated 3 December 2007 which included preliminary figures for market evaluation and recognition of energy contracts as income in Norway, as well as the information about write-down of fixed assets and goodwill.

The recognition of energy contracts as income with a basis in forward prices as of 31 December 2007 gives a value of about NOK 4.5 billion after deducting "grunnrenteskatt". The amount has been included in the group's operating result under IFRS, but it has not been included in the segment results and has no cash effect. A calculated tax cost of 28 per cent will be deducted. The preliminary calculation gave a value of about NOK 5.2 billion after "grunnrenteskatt" and it is the reduction in forward prices that leads to this reduction.

As concerns the write-down of fixed assets, up-dated calculations give a total write-down of about NOK 4.8 billion in the fourth quarter. This consists of a write-down which is a result of

changed useful life and the effect of market energy prices of NOK 2 billion in total, and the write-down of goodwill of about NOK 2.8 billion. The write-downs are in total 0.3 billion higher than estimated in the preliminary calculations.

The detailed reasoning for recognising the energy contracts as income and for the write-downs is described in the stock exchange announcement dated 3 December.

Oxenøen, 23 January 2007

NORSKE SKOG

Investor Relations

Clarification of write-downs in the accounts for Q 4, 2007

This morning, Norske Skog published a release in which, among other things, a write-down of fixed assets was mentioned, in the amount of around NOK 2 billion. This amount is tax deductable by 28 %.

The release this morning also states that the total write-down of fixed assets and goodwill, in total around NOK 4.8 billion, is NOK 0.3 billion higher than what was published on 3 Dec, 2007. The corrected calculation is however that the total write-down is around NOK 0.3 billion lower than published on 3 Dec, 2007.

Oxenøen, 23 January, 2008

NORSKE SKOG

Investor Relations

END